SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

  Certification and Notice of Termination of Registration under Section 12(g)of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                          Commission File Number 001-06697

                          Mirage Resorts, Incorporated
             (Exact name of registrant as specified in its charter)

                         3600 Las Vegas Boulevard South
                             Las Vegas, Nevada 89109
                                 (702) 693-7111
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.004 per share
                         Preferred Share Purchase Rights
                        6 5/8% Notes Due February 1, 2005
                    7 1/4% Senior Notes Due October 15, 2006
                         6 3/4% Notes Due August 1, 2007
                        6 3/4% Notes Due February 1, 2008
                      7 1/4% Debentures Due August 1, 2017
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i) |X|   Rule 12h-3(b)(1)(ii) | |
               Rule 12g-4(a)(1)(ii)| |   Rule 12h-3(b)(2)(i)  | |
               Rule 12g-4(a)(2)(i) | |   Rule 12h-3(b)(2)(ii) | |
               Rule 12g-4(a)(2)(ii)| |   Rule 15d-6           | |
               Rule 12h-3(b)(1)(i) |X|

    Approximate number of holders of record as of the certification or notice date:

                                                       Approximate
                      Class                          Number of Holders
                      -----                          ------------------
          Common Stock, par value $.004 per share:          1
          Preferred Share Purchase Rights:                  1
          6 5/8% Notes Due February 1, 2005:                33
          7 1/4% Senior Notes Due October 15, 2006:         51
          6 3/4% Notes Due August 1, 2007:                  46
          6 3/4% Notes Due February 1, 2008:                35
          7 1/4% Debentures Due August 1, 2017:             33

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:  June 1, 2000                     By:    /s/ Peter C. Walsh
                                               --------------------------
                                               Name:  Peter C. Walsh
                                               Title: Assistant General Counsel